August 23, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Mr. Brad Skinner
Branch Chief
Office of Energy & Transportation

RE:     The Southern Company
Form 10-K for the Year Ended December 31, 2020 (“Form 10-K”)
Filed February 18, 2021
File No. 001-03526

Dear Mr. Skinner:
The following is the response of The Southern Company and its registrant subsidiary, Southern Company Gas, to the comment on the Form 10-K transmitted in a letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated August 16, 2021. We are submitting this letter on behalf of The Southern Company and its registrant subsidiary, Southern Company Gas, and the terms “we,” “us” and “our” in the following responses refer to Southern Company Gas.
Form 10-K for the Year Ended December 31, 2020
Item 7. Combined Management’s Discussion and Analysis of Financial Condition and Results of Operations
Southern Company Gas
Performance and Non-GAAP Measures, pages II-36
SEC COMMENT:
1.We note you present the non-GAAP contribution measure “Adjusted Operating Margin” and reconcile it to operating income. We also note similar presentation in your Form 10-Q for the quarter ended June 30, 2021. Please reconcile your non-GAAP measure to the most directly comparable GAAP measure, gross profit, as calculated on a GAAP basis. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.
RESPONSE:
We have considered the requirements of Items 10(e)(1)(i)(B) and 10(e)(1)(ii)(E) of Regulation S-K and the guidance in Regulation G for determining the most directly comparable financial measure calculated and presented in accordance with GAAP. We noted that the adopting release for Regulation G (SEC Release No. 33-8176/34-47226), footnote 26, states the following:

Securities and Exchange Commission
Attn:    Mr. Brad Skinner
August 23, 2021

Examples of financial measures calculated and presented in accordance with GAAP would include, but not be limited to, earnings or cash flows as reported in the GAAP financial statements. We believe that it is most appropriate to provide registrants with the flexibility to best make the determination as to which is the "most directly comparable financial measure calculated and presented in accordance with GAAP." We, therefore, do not believe that it is appropriate to provide a specific definition of that term. As general guidance, however, we note that our staff has been, and continues to be, of the view that (1) non-GAAP financial measures that measure cash or "funds" generated from operations (liquidity) should be balanced with disclosure of amounts from the statement of cash flows (cash flows from operating, investing and financing activities); and (2) non-GAAP financial measures that depict performance should be balanced with net income, or income from continuing operations, taken from the statement of operations.
Based on this guidance, we believe that operating income is the most directly comparable financial measure calculated and presented in accordance with GAAP for reconciliation of “adjusted operating margin.” Like most other companies in the utility industry, Southern Company Gas does not report gross profit in the results of operations in its GAAP financial statements. Therefore, we do not believe gross profit is a comparable measure for Southern Company Gas.
We also note that the issue of our non-GAAP reconciliation of “Adjusted Operating Margin” to operating income was previously discussed with the Staff in the context of a comment letter received from Division of Corporation Finance dated December 22, 2016 related to the Southern Company Gas Form 10-K for the Fiscal Year Ended December 31, 2015 and the Form 10-Q for the Quarterly Period Ended September 30, 2016 (File No. 1-14174). In our letter dated January 9, 2017, we responded to the following comment:
Combined Operating Results, page 13
SEC COMMENT:
5.We note that you present a non-GAAP measure entitled “operating margin,” which appears similar to the term used in US GAAP, “gross margin.” Please tell us how your presentation complies with Item 10(e)(1)(ii)(E) of Regulation S-K, which prohibits using titles for non-GAAP measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.
RESPONSE:
We described “operating margin” on page 11 by clearly illustrating its computation and stating that it is a non-GAAP measure to ensure the users of the Form 10-Q distinguish “operating margin” from “gross margin” used in US GAAP. The terms “operating margin,” “margin” and “gross margin” are commonly used by other registrants in the power and utility industry to describe the similar non-GAAP measure as “operating margin” included in the Form 10-Q.
In order to further distinguish this non-GAAP measure from the term used in US GAAP, we will revise the description to “adjusted operating margin” in future filings (see proposed revision in response to the SEC Comment No. 3 above). We believe the addition of the word “adjusted” provides further clarity that this is a non-GAAP measure.

Securities and Exchange Commission
Attn:    Mr. Brad Skinner
August 23, 2021

Additional information on this issue was provided in our response to SEC Comment No. 6 in that same letter wherein we responded, “We presented a reconciliation of ʻoperating marginʼ to operating income (the most directly comparable GAAP measure) on a consolidated basis on page 14. In future filings, we will include a reconciliation of ʻoperating marginʼ of each segment to operating income. As discussed in our response to SEC Comment No. 5, we will also change ʻoperating marginʼ to ʻadjusted operating marginʼ in this reconciliation.” Our response to that comment also included an example of the proposed reconciliation. We have continued to present the information in our Form 10-Ks and Form 10-Qs in a manner consistent with the examples included in that response.
We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review. Please direct any further questions or comments you may have regarding this filing to the undersigned at 404-506-6766.

Sincerely,

/s/Ann P. Daiss

Ann P. Daiss

cc:       Mr. Andrew W. Evans, Southern Company EVP and CFO
Ms. Grace Kolvereid, Southern Company Gas VP and Controller